GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES

Net loss	$	(37,552)
Adjustments to reconcile net loss to net cash		
provided by operating activities		
Depreciation		3,104
(Increase) decrease in:		
Deposits with clearing organization		(82)
Commissions receivable		76,917
Prepaid expenses		4,902
Increase (decrease) in:		
Commissions payable		(54,509)
Accrued expenses		10,829
Net cash provided by operating activities		3,609

INVESTING ACTIVITY

Purchase of office equipment		(5,913)
Net cash used in investing activity		(5,913)

NET DECREASE IN CASH		(2,304)
CASH AT BEGINNING OF YEAR		210,997
CASH AT END OF YEAR	$	208,693

The accompanying notes are an integral part of these financial statements.